OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Annie Stacks, Inc

107 Spring St
We-Work Holyoke Building
Seattle, WA 98104

http://stacks.ai

23809 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 254,761 shares* of common stock ($106,999.62)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 23,809 shares of common stock ($9,999.78)

Company	Annie Stacks, Inc.
Corporate Address	107 Spring Street, Seattle WA 98104
Description of Business	Annie Stacks, Inc is a software company formed to develop tools and services that make it practical for working people to store value in a diverse array of local and international currencies, gold and other tokenized assets.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	USD $0.42
Minimum Investment Amount (per investor)	$210.00

Perks*

$210+ 2nd stage access to the stacks.ai private beta.

$1,050+ 1st in line access to the stacks.ai private beta, after internal team testing.

$42,000+ 1st in line access to the stacks.ai private beta, after internal team testing and 1of 20, high quality garments - only normally available to the internal team.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Annie Stacks, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in

the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $0.42 / share, you will receive 100 bonus shares of Common Stock, meaning you'll own 1100 shares for $420. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ANNIE STACKS, INC., a startup, has designed a simple tool which aims to aid and enable greater financial resiliency among working people around the world. The service is currently under development, and not operational, and not available to consumers.

Sales & Supply Chain

Sales

The company has not reported and sales or revenue. However, the company has made some early inroads towards meaningful partnerships.

The Stacks tool is primarily a B2B2C proposition, where the startup looks to partner and work together with financial services to acquire a new customer segment through an intuitive interface combined with the speed and cost-efficiency of blockchain technology.

As an interim step, and for purposes of demonstration, a direct-to-consumer version of the Stacks tool will be available to use for a limited private beta group, and

including StartEngine participants.

The company is at a stage where it is choosing an infrastructure and front of house partner in the banking industry. The solution is partially engineered and within the foreseeable future, will be ready to be implemented with a server layer. A variety of reputable providers exist to offer blockchain and decentralized ledger technology, including, but not limited to, Quorum by JP Morgan, Corda by R3 and other highly specialized server layer providers.

In addition to seeking partnerships with traditional banks and financial institutions, the company aims to partner with organizations and companies that are utilizing token based assets to exchange and share value in their existing communities. The company's untested hypothesis is that these organizations can improve the value they present to their own community of stakeholders, through adopting and making available the Annie Stacks, Inc. services. which will give stakeholders the ability to diversify and manage token assets with less overall effort.

Supply Chain

To operate our direct-to-consumer offering, which will initially only be available to a select and limited user base, we will utilize an application programming interface (API) provided by Uphold, Inc. a digital asset exchange with HQ in San Francisco, and website, www.uphold.com. This API integration will enable users of the Annie Stacks, Inc. direct to consumer offering, to store value in a variety of fiat currencies, a couple of commodities, and a few select cryptocurrencies, including BTC, ETH, XRP, DASH.

The company expects to launch its services with the integration of a server layer, provided by R3 - "Corda" or JPMorgan - "Quorum", or another reputable party. R3 and JP Morgan have made their distributed ledger technology available through Microsoft Azure. The company expects to use a portion of the crowdfunding proceeds to implement this back-end portion of the service.

For integrations with existing solutions, the Annie Stacks, Inc services may be adapted to other technology choices with relative ease.

Competition

There are other wallets and asset purchasing services coming to market. These include Coinbase, Uphold.com, and many more.

Our service is different in that it provides the *logic of how to manage* assets, whereas Coinbase and other competitors are typically simply making the assets available.

The competition does not typically offer the scheduled savings and allocation program that we offer. The "Stacks" scheduled savings tool allows the user to fund their wallet

over time, and then the user may choose how they will allocate those assets.

We will differentiate our services from competition by providing a "lean-back" solution, where the user can establish their settings and preferences and then watch as the service programmatically executes the user's strategy.

Liabilities and Litigation

The company has no material liabilities, and no pending litigation.

The team

Officers and directors

Raymond Monner	Co-Founder, CEO & Director
Kaitlin Kovacevich	Co-Founder and UX Designer

Raymond Monner
Raymond Monner developed and launched his first startup in 2010, TuneRights Sweden AB, a music distribution and royalty administration service, where he worked full-time until 2012. Monner was employed as the Head of Marketing at ROOY Inc, footwear crowdsourcing startup between April 2014 and September of 2016. Between February of 2017 and January of 2018, Monner was employed as Global E-Commerce Marketing Specialist at Intermatic Inc, a consumer electronics company. Monner is currently engaged as the CEO of Annie Stacks, Inc. where he has been working full-time since inception in April 2018.

Kaitlin Kovacevich
Kaitlin Kovacevich is a full-time employee as a UX Designer at Pitchbook Inc, a business intelligence company, Kaitlin has worked at Pitchbook since April of 2017. Prior to Pitchbook, Kaitlin worked full-time as an Enterprise Applications Administrator at Tableau Software, between October 2014 - August 2016. Between December 2013 and September 2014, Kaitlin was employed full-time as a Specialist at Apple, Inc. Kovacevich is currently working 4 hours weekly with Annie Stacks, Inc and expects to relinquish her duties at Pitchbook and work full time for the company in the fall of 2018.

Number of Employees: 10

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Market Competition** We will compete with larger, established self-determined portfolio strategy execution tools who currently have self-determined portfolio strategy execution tools on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the self-determined portfolio strategy execution tool developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Stacks.ai self-determined portfolio strategy tool, is a good idea, that the Company will be able to secure the intellectual property rights to the self-determined portfolio strategy execution tool and that the company will that we will be able to successfully market, engineer and sell the self-determined portfolio strategy execution tool, that the Company can price it right and sell it to enough people so that the Company will succeed. The Company has yet to sell any subscriptions. Further, the Company has never turned a profit and there is no assurance that we will ever be profitable.
- **Company in Early Stage** It has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Annie Stacks is a good idea, that our team will be able to successfully market, and sell Annie Stack, that we can price them right and sell them to enough peoples so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Undercapitalization** We may run out of money before we successfully raise another round of financing, or reach profitability. We have never turned a profit and there is no assurance that we will ever be profitable. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.
- **Software Malfunction or System Outage** Our software services are currently non-operational. Even after we begin operating the Annie Stacks, Inc. software services, the services may malfunction or experience a system outage due to internal or external error. As a computer-based business, we may be vulnerable

to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the platform or in its computer systems could reduce the attractiveness of the the platform and result in a loss of investors and companies interested in using our platform. Any disruptions of services or cyber-attacks either on our technology provider or on our platform could harm our reputation and materially negatively impact our financial condition and business.

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should also be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Blockchain Technology** Blockchain technology is currently unregulated and new regulations or a of lack thereof, may be a risk that could adversely affect the profitability of the Company. The Company is blockchain based, any disruption of the blockchain could have an adverse effect on our business. Tax law changes

relating to blockchain businesses could adversely affect our results of operations and financial condition. The Company's business is complex and depends on maintaining good relationships customers and regulators and third-party developers who are knowledgeable and experienced in programming and deploying Hash algorithms on the blockchain network.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Raymond Monner, 35.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,810,000

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 5,810,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, no par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution holders of Common Stock are

entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. To date, no preferred stock have been issued or authorized. However, the company anticipates that it may authorize and raise capital through the use of preferred stock in the future.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-15.

Financial Condition

Results of Operation

Development of the prototype began in May of 2018. The prototype was initially built in Ionic 1 framework - and then was later re-written in the ReactNative development framework.

We have a growing number of invitation requests for our private beta, which users can sign up at www.stacks.ai.

Our team is diverse and robust. We are more than simply two founders. Throughout the process of developing our vision we built a team! We have attracted top minds to join our team who will help us bring our offering to market, through their intimate knowledge areas: banking, investment, compliance, and global first startups.

Financial Milestones

The company is investing in the product offering and the growth of the brand. The company expects to report initial revenue in Q1 of 2019, after the beta service has been available for some time.

Direct to Consumer Revenue: We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our "Stacks Beta", which we do not anticipate making available until October of 2018. Based on

our forecast, with the liquidity of the anticipated over-allotment amount, we anticipate that we can make maintain our intended trajectory for approximately 12 months.

B2B contracts: After successfully launching the limited beta, we will showcase its functionality and ease of use to the market with the goal to develop B2B2C integration contracts of the Stacks services. Each signed contract is expected to represent a step towards the company's profitability residual income.

If we reach our initial financing goal of $106,999.62 we will be able to accelerate the development of our beta and make it available to a limited group of initial users.

The company intends to raise additional financing through subsequent financing rounds to increase our ability to reach a critical mass and achieve and maintain profitability.

Liquidity and Capital Resources

The company is developing the product and requires the infusion of new capital to reach operational status. Receiving funds is necessary for the viability of the business. If the company is successful in this offering, it will be partially-capitalized, and it will not be necessary to immediately seek additional capital. However, we expect to continuously work to increase our capitalization through the use of equity or debt issuances, or any other method available to the company to increase our liquidity position and/or to build strategic relationships.

We have set aside more than 2 million common shares that may be sold in future investing rounds or otherwise used to increase the company's capacity.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-05-15, Securities Act Rule 4(a)(2), 5810000 Common Stock. Use of proceeds: initialization costs, website hosting fees, miscellaneous fees

Valuation

$2,440,200.00

Stacks has a unique algorithm for determining savings contribution amount per spending transaction which may be an opportunity for patent protection. Annie Stacks

aims to develop IP around balancing the portfolio that is very nuanced which may be an opportunity for patent protection. Coinbase is valued at $1.6 billion and offers no portfolio or framework for owning the assets to our knowledge. Robinhood is valued at $5.6 billion and we hope to capture a sizable market share as we raise funds and build out our technology. The company does not possess any intellectual property protections at this time. The company anticipates, that through continuous engagement in software development over the lifetime of the company, that the company may at some point potentially have the opportunity to apply for a patent, which would potentially increase the valuation of the company.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.78	$106,999.62
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$999.98	$10,699.96
Net Proceeds	$8,999.80	$96,299.66
Use of net Proceeds		
R&D & Production	$2,500.00	$42,000.00
Marketing	$1,300.00	$12,000.00
Working Capital	$899.80	$12,299.66
Salary and Administration	$4,300.00	$30,000.00
Total Use of Net Proceeds	$8,999.80	$96,299.66

We are seeking to raise 106,999.62 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,999.78. We have agreed to pay Start Engine Capital LLC (“Start Engine”), which owns the intermediary funding portal StartEngine.com, a fee of 10% on all funds raised. We will payStart Engine $999.98 if we only raise the

minimum target amount and $10,699.96 if we raise the maximum offering amount.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part or all of the development costs to reach the private beta milestone, and some administration costs. Specifically, we intend to pay first salaries, and invest in the development of the existing ReactNative codebase that we have created, so that the service will work in tandem with Uphold, Inc. through Uphold's Application Programming Interface.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at annie.ai/ir in the section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Annie Stacks, Inc

[See attached]

I, Raymond Monner, the Principal Executive Officer of Annie Stacks, Inc., hereby certify that the financial statements of Annie Stacks, Inc., and notes thereto as of inception (April 11, 2018) to June 15, 2018 for the periods included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th of June, 2018.

Ray Monner (Signature)

Chief Executive Officer (Title)

June 15 2018 (Date)

ANNIE STACKS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF INCEPTION (APRIL 11, 2018) TO JUNE 15, 2018

Annie Stacks, Inc.
Index to Financial Statements
(unaudited)

ANNIE STACKS, INC.
BALANCE SHEETS
JUNE 15, 2018
(unaudited)

Assets	
Current Assets:	
Cash	$ 1,162
Total Current Assets	1,162
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	1,162
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	-
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	-
Stockholders' Equity	

Common Stock, par value $0.0002 10,000,000 shares authorized, 5,810,000 issued and outstanding	1,162
Retained Earnings	-
Total Stockholders' Equity	1,162
Total Liabilities and Stockholders' Equity	$ 1,162

ANNIE STACKS, INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (APRIL 11, 2018) TO JUNE 15, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		-
Total Operating Expenses		
Net Income	$	-

ANNIE STACKS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (APRIL 11, 2018) T0 JUNE 15, 2018
(unaudited)

	Common Stock		Retained	Stockholders'
	Shares	Amount	Earnings	Equity
April 11, 2018	-	$ -		$ -
Issuance of Founders Shares	5,810,000	1,162		1,162
Net Income	-	-		-
June 15, 2018	5,810,000	$ 1,162		$ 1,162

ANNIE STACKS, INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (APRIL 11, 2018) TO JUNE 15, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities		-
Cash Flows From Financing Activities		
Contributions		1,162
Net Cash Received from Financing Activities		1,162
Increase in Cash and Cash Equivalents		1,162
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	1,162
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

ANNIE STACKS, INC. was formed on April 11th, 2018 ("Inception") in the State of Washington. The financial statements of ANNIE STACKS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in SEATTLE, WASHINGTON.

ANNIE STACKS, INC. The Company will be designing and deploying financial services software to make the automatic storing of value and maintaining a self-determined asset portfolio strategy accessible and practical to the everyday consumer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 15th, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription fees and transaction costs, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

We do not have any outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0002. As of June 15th, the company has currently issued 5,810,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has not made any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after inception through June 15th, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Annie Stacks is pending **StartEngine Approval.**


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Annie Stacks
A financial diet and portfolio builder
Small OPO Seattle, WA Financial Services
Accepting International Investment

Finance for the Rest of Us

Invest in Annie Stacks, Inc.

"Stacks" is a mobile app designed to help the user to effortlessly balance their continuous weekly *spending* with continuous weekly *saving*. The service will make it possible for the user to own **both traditional assets** {Gold, Dollars, Euro, Yen and other fiat currencies} **and non-traditional** assets {cryptocurrency} in ratios that the user determines. The service is a hybrid of self-serve and lean-back experience, where the user chooses their preferred ratios of assets and the app buys assets on the user's behalf.

Current Status of Product Development

We have partially completed front-end development. Back-end development has not yet begun. We expect it will take our development team, approximately 2 months from the time of receiving investment to complete the front end and the back end, before launching an early private beta to our first users

What is different about Stacks from other wallets or exchanges?
Stacks will provide a framework for users where they can authorize the app to buy assets on their behalf and automatically adjust the ratios of assets that are purchased so that the portfolio remains balanced over the long term.

How does Stacks service interact with a blockchain, or blockchains?
The Stacks service is not yet complete and do not currently interact with any blockchain. However, through the anticipated use of blockchain(s), the service will enable the user to own and store, as an example, the cryptographic token *Ethereum*, which is a token enabling interaction with the *Ethereum blockchain*. The service will facilitate the transaction by interacting with a third party user or exchange that owns tokens of the Ethereum blockchain. After the transaction is complete, a record of the transaction will remain on the Ethereum blockchain.


AT&T
2:59 PM
48%
Pending
Account Value
Stacks
Transaction Amount Stack
Starbucks $5.61 $1.08
Applestore $515.11 $67.22
Fibonnocci's dining $53.29 $7.12
START
savings
PORTFOLIO
ACCOUNT

Product images are computer generated, product still in development

The Offering

Investment

$0.42/share of Common Stock | When you invest you are betting the company's future value will exceed $2.5M.

Perks*

$210 — If you invest two hundred and ten dollars you will receive 2nd stage access to the stacks.ai service (private beta).

$1,050 — If you invest one thousand and fifty dollars you will receive 1st in line access to the private beta, after internal team testing.

$42,000 — If you invest forty-two thousand dollars you will receive 1st in line access to the stacks.ai service, after internal team testing and 1of just 20 limited, high quality garments - designed for and available only to the internal team.

**All perks occur after the offering is completed.*

These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

---

*Our mission is to utilize **cutting edge technology** and the **principles of Modern Portfolio Theory** to ensure that the greatest number of global citizens possible can safely store value in a variety of assets.*

Why Annie Stacks, Inc.?

The number one issue of all the issues that the United Nations has identified as a cause of human suffering is lack of economic resilience.

Fifty-seven percent of Americans don't have enough cash to cover a $500 unexpected expense, according to a survey by BankRate published in January 2018.

Annie Stacks is an opportunity for you, our investors, to join in our mission of **creating a healthier financial backbone** for all of the people of the world.



Our Vision

"For far too long, people across socio-economic backgrounds have refrained from investing their savings simply because the process was complicated or too uncertain to allocate a portion of personal funds outside of a visible bank account." ~Ray Monner, CEO of Annie Stacks, Inc.

SAVINGS MADE SIMPLE

- **Connect** transaction data from primary spending account
- **Adjust savings level with your thumb** *Stacks proprietary algorithm
- **Build Stacks** Allocate self-tax to a variety of investments assets, & debt


low
DEBT


medium
high

Solution Detail: Acquiring Coins

There are two ways in which users may acquire tokens or value to their personal wallet.

- **Earn/Receive -** Work for Startup Tokens of Cryptographic Assets, receive coins from friends. Choose to store new coins as received or convert to approved assets.
- **Triggered Orders -** When a minimum amount of saved through exaggerating daily purchases, the wallet will convert assets to a preferred asset.



Solution Detail: Allocating Coins

Users will design an allocation strategy that fits their wants and needs. For example, a user may choose to store their Stacks value as 80% Euro, 12% Gold and 8% as Ethereuem.
When the price of one asset fluctuates, the service will adjust the purchasing schedule in order to re-balance the portfolio.


Dashboard
Accounts
Stacks
$124
Pending Transfer
$124
Transferred This Month
lext Investment Date: 9/1-2018
???
Stack 1
80%
Euro
fiat
Stack 2
12%
Gold
commodity
cryptoc

Computer generated image, final product may vary

"Distributed ledger technology has shown great potential for streamlining burdensome reconciliation operations that are involved in many financial processes" ~US Government Fiscal Treasury

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Business Model

Designed for Integration

Stacks.ai will operate as a customer acquisition and retention tool for wealth management firms, and asset providers, trading portals and more.

Revenues

- Charge micro fees to end user
- Earn affiliate fees from Wealth Management firm for referring new users

Costs

- Transaction costs by Uphold API and/or R3-Corda network
- Marketing/Scaling


API
Powered by Uphold

Customer Acquisition Strategy

Service Partnership Launch

With each integration of a new asset or financial services partner, press and collateral will be produced to inform and engage new users.

Content and Branding

Stacks.ai will operate an in-bound marketing strategy, reaching consumers with informative *Financial Wellness* content though social channels such as Medium.

Technical Marketing and Funnel Optimization

We wish to employ best practices for effective A/B testing and paid user acquisition efforts for optimal ad spend.

None Core - Brand Partnership Promotions

Stacks.ai monthly fees may be waived for a given period of time, when Stacks subscriptions are sold and bundled with non-competing brands.

Our Market and Objectives

Sales Objectives

High Level Goal: 1 million active paying users by 01/2020

Goal Detail:

- Signed Memorandum of Understanding with financial partner by Q4 of 2018
- Deploy partnerships with at least 3 financial service providers by Q4 of 2019

Resources:

- Professional network of team members
- Global Fin-tech Accelerator Programs

Responsible:

- European Financial Services partnership: Heiner Weber & Peter Almberg
- American Financial Services partnership: Aaron Ansel & Ray Monner
- Asian-Market Financial Services partnership: Hisayuki Uemori & Ray Monner

Projected milestones are subject to change.



Strategy and Milestones
2018
2019
2020
2021
Diversity
Team & Community
Low Touch
Lean-Back User Experience
Key Recruit
MILESTONE Influencer Marketing Campaign
MILESTONE Biometric ID Implementation
MILESTONE Global Customers
MILESTONE Global Presence
MILESTONE Out-of Industry Partnership
Fully-Autonomous
MILESTONE Increased Customization
MILESTONE Increased Customization
Highly Versatile
MILESTONE M&A Talks
MILESTONE Multi-Currency Wallet
MILESTONE Automated Allocation v1
MILESTONE Asset Integration
MILESTONE Asset Integration
MILESTONE Additional Partnership
MILESTONE Beta User
MILESTONE Asset Integration
MILESTONE Strategic Investor
MILESTONE Partnership
MILESTONE Exchange Integration
MILESTONE Infrastructure Decisions
Asset Agnostic
Applicable to any consumer because of variety of assets made available
Exit Focus
Finding a socially responsible long-term industry partner

Barriers to Entry



- **Early Mover Advantage -** Intelligent Wallet. Smart Money field is a nascent industry. in our opinion, most services to date are intended for persons with crypto familiarity. Contrast, Stacks.ai will assume less sophistication.
- **Eye on Diversity/Brand Goodwill Development -** While, in our opinion, most services cater to the HNWI, our service will be for working people. Executives are globally dispersed, to serve with greater perspective.
- **Partnership Focus -** We will be able to apply our unique service approach to any ecosystem, making our service a natural partner for traditional financial services wanting to *test the waters of the new ecosystem without developing their own solution directly.*

Invest in Our Company Today!

Our core mission is to make saving practical and enjoyable for a new consumer who hasn't before had time or discipline to consistently save.

Although the competition is tough, the market for our service is wide, as the need for savings tools is shared by people all around the world.

We will strive to deliver a new level of financial sophistication to the everyday working person.



April 2018

Stacks.ai Prototype

Kaitlin and Dipeshpuri create a prototype of the Annie Stacks services in the Ionic 1 Framework

June 2018



Global Team expansion

Alexander Forselius initiates IOS/Android development, Rassami Hok Ljungberg joins as communications advisor, Hisayuki Uemori partnership advisor, Alta Grada AB, blockchain and AI technology developer

July 2018

Launched on StartEngine

We are honored that you are considering to support our company. Join us on our mission to help people around the world save more money.

September 2018



Private Beta

As shareholders, you will have access to the beta before the general public has access. We will ask you to share your feedback on the user experience. (ANTICIPATED)

December 2018



Partnership Announcement

We expect to announce a planned collaboration with a partner in consumer internet and financial services. Likely benefit for the user will be additional asset choices. (ANTICIPATED)

January 2019



Public Beta

We intend to extend invitations to a new group of users to mark the opening of our services to the public. (ANTICIPATED)

March 2019

Series A Financing

We expect to announce Series A financing round (ANTICIPATED).

November 2019



Partnership Announcement

We expect to announce a planned collaboration with a partner in consumer internet and financial services. Likely benefit for the user will be additional asset choices. (ANTICIPATED)

In the Press

CRYPTOSLATE

SHOW MORE

Meet Our Team



Raymond Monner

Co-Founder, CEO & Director

Raymond Monner developed and launched his first startup in 2010, TuneRights Sweden AB, a music distribution and royalty administration service, where he worked full-time until 2012. Monner was employed as the Head of Marketing at ROOY Inc, footwear crowdsourcing startup between April 2014 and September of 2016. Between February of 2017 and January of 2018, Monner was employed as Global E-Commerce Marketing Specialist at Intermatic Inc, a consumer electronics company. Monner is currently engaged as the CEO of Annie Stacks, Inc. where he has



Kaitlin Kovacevich

Co-Founder and UX Designer

Kaitlin Kovacevich is a full-time employee as a UX Designer at Pitchbook Inc, a business intelligence company, Kaitlin has worked at Pitchbook since April of 2017. Prior to Pitchbook, Kaitlin worked full-time as an Enterprise Applications Administrator at Tableau Software, between October 2014 - August 2016. Between December 2013 and September 2014, Kaitlin was employed full-time as a Specialist at Apple, Inc. Kovacevich is currently working 4 hours weekly with Annie Stacks, Inc and expects to relinquish her duties at Pitchbook and work full time for the company in the fall

been working full-time since inception in April 2018.

of 2018.



Hisayuki Uemori

Business Development and Partnerships, Japan

As innovation lead at Deloitte Tohmatsu Venture Support Co, was in charge of the Entertainment Technology and Crowdfunding sectors; provides business strategy planning, fund raising, publicity support services to start-up companies. Acted as coordinator for Ministry of Economy, Trade and Industry "Creative Market Tokyo (CMT)" project. Project leader for Tokyo Metropolitan Government's Startup Ecosystem Cultivation project.



Heiner Weber

Blockchain, AI and Banking, Switzerland

Heiner A. Weber is a largely hands-on investor in growth companies through Katalysen & Partners, Stockholm, is also on the board several Fintech companies, of the business intelligence consultancy Alaco (Suisse) and senior advisor to the leading New York based AI company IPsoft. He started his career in electronic options trading, as co-founder and managing partner at a pan-European options trading company, and was later responsible for teams covering semi-institutional clients, such as single family offices and trusts at Swiss private banks. With some of these clients he is still exchanging investment and allocation ideas and sometimes engaging in a co-investment. Other assignments included being the managing partner of a start-up boutique investment bank mainly focusing on frontier markets and leading the investor strategy in a mega real estate project in Spain, EuroVegas, coordinating negotiations between land-owners, developers and politicians. Heiner has a CAIA, PRM and CQF, studied at EPFL and IMD.



Rassami Hok Ljungberg

Strategy and Communications, UK

A connector and communicator passionate about making productive connections between people and businesses. Experienced corporate communications professional, content producer and director focused on strategy as well as tactics, across a wide variety of professional services (B2B) industries such as high tech, design, publishing, brand content and logistics, as well as events.- International experience, used to communicating to diverse audiences from different cultures, strong cross-cultural communication skills having worked in international groups (Swedish, Swiss/French, American and British) and across a wide range of markets (Asia, Europe and Scandinavia).



Alexander Forselius

Mobile Applications, Sweden

Mobile Application development, IOS, SWIFT, REACTNATIVE, CSS/HTML5/PHP web related technologies and languages and backend development. Alexander is currently working part time with the company and expects to work full time in the fall.



Dipeshpuri Goswami

Full Stack Engineer, Canada

Hi, I'm Dipesh Goswami an experienced Web Developer. I am expert in HTML5, Twitter BOOTSTRAP, CSS3, PHP, Wordpress, PSD to HTML, JQuery, Javascript, Ajax, Photoshop CS6 and similar Web Technologies. Dipeshpuri is currently working part time with the company and expects to work full time in the fall.



Peter Almberg

Corporate Advisor, Sweden

Current: Focus on FinTech, AI, DLT and companies where I have a role as a Senior Advisor. 2003-2015 FINTECH, CORPORATE FINANCE AND INFRASTRUCTURE FOR SMEs I was devoted to help small companies on their financial journey. For some years as part of a corporate finance team and after that as head of a small cap stock exchange. I founded Katalysen & Partners AB in 2007. Would not recommend this devotion to anybody that is faint-hearted or wise! 1995-2002 MUSIC AND INTERNET 1983-1995 FINTECH I founded/co-founded companies like Utvecklings ab Servisen (now Front Arena), Servisen Optimating AB, QT Optec AG. All of them were (one is) leading businesses within their segments and geographies. The main business for these companies were development of new products, automation, research and algorithmic trading in financial instruments. This was long before Internet!



Aaron Ansel

Legal and Compliance, USA

Compliance professional specializing in building and managing risk management programs, with expertise in trade, sanctions, anticorruption and PGA product compliance requirements. Aaron is a licensed attorney, Certified Anti-money Laundering Specialist, Customs Broker, and Certified Screening Specialist. He graduated from Brooklyn Law School, where he was a fellow at the Center for the Study of International Business Law. Aaron received his bachelors magna cum laude in Writing & Literature from Emerson College. He is admitted to the New York State bar.

Alta Gradus AB

Blockchain and AI Technology Advisor

ALTAGRADUS is an entrepreneurial company that actively develops our customer relations and employee skills, both technically, socially and commercially. We offer exceptional customer value and solutions based on in depth knowledge of Blockchain technology, primarily to large and medium sized companies but also to new ventures. Scalability is delivered via pre-packaged Proof of Concepts: combining fast delivery of strategic business development, customized software and a complete environment for blockchain based development, aiming at maximal transfer of technology and knowledge.

Offering Summary

Maximum 254,761 shares* of common stock ($106,999.62)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 23,809 shares of common stock ($9,999.78)

Company	Annie Stacks, Inc.
Corporate Address	107 Spring Street, Seattle WA 98104

Corporate Address	107 Spring Street, Seattle WA 98104
Description of Business	Annie Stacks, Inc is a software company formed to develop tools and services that make it practical for working people to store value in a diverse array of local and international currencies, gold and other tokenized assets.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	USD $0.42
Minimum Investment Amount (per investor)	$210.00

Perks*

$210+ 2nd stage access to the stacks.ai private beta.

$1,050+ 1st in line access to the stacks.ai private beta, after internal team testing.

$42,000+ 1st in line access to the stacks.ai private beta, after internal team testing and 1of 20, high quality garments - only normally available to the internal team.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Annie Stacks, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $0.42 / share, you will receive 100 bonus shares of Common Stock, meaning you'll own 1100 shares for $420. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

[STACKS.AI

SAVINGS DIVERSIFICATION BY ANNIE STACKS INC]

What is one thing everybody does all day everyday, around the world, no matter who

you are or where you live?

Spend Money

[INSERT COIN]

Think about it,

you spend money

when you commute to school or work

when you meet a friend for coffee

when you express your taste in fashion

when you watch tv, or use the internet...

you spend money from the moment you wake up in the morning until late at night, and even when you sleep.

Every moment of every day is costing you money.

Wouldn't it be great if you could transform all of those spending moments where you

pay other people into saving moments where you pay yourself?

Stacks is a personal portfolio building tool that allows the user to

exaggerate the cost of all of their individual purchases and transactions and use the extra value to contribute to their better financial health.

We designed Stacks with the goal to help people from all walks of life to save more money for the things that matter to them.

[Prototype Simulation, ReactNative Mobile Development]

As you go about your day, making your daily purchases - the app is going to track the individual amounts that you are spending.... and for every purchase you make, the app will put aside some extra money.

As a user, you simply choose your savings level, low, medium or high, and the app has an algorithm that will calculate a savings amount for each transaction.

You determine how to allocate your extra money:

Saving for a Vacation,

Repayment of Debt

[Rendering, Visual Design]

or Building an Asset portfolio for the future

[Prototype Simulation, Ionic Mobile Development]

The Stacks dot A I beta will work in tandem with Uphold dot com and offer

Direct placement in Foreign Currency, Gold, or Cryptocurrency, so you can

diversify your savings according to your preferences.

[stacks.ai

Token storage and asset management for the individual

Get Notified When It's Released]

stacks.ai

Annie Stack, Inc.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.